UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

Commission File Number 001-35001

AVALON ADVANCED MATERIALS INC.
(Translation of registrant’s name into English)

130 Adelaide Street West
Suite #1901
Toronto, Ontario M5H 3P5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F     [X]                       Form 40-F     [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVALON ADVANCED MATERIALS INC.

/s/ R. James Andersen
Date October 5, 2018	R. James Andersen
Chief Financial Officer and VP Finance

EXHIBIT INDEX

Exhibit Number	Description
99.1	NI 43-101 Technical Report on the Preliminary Economic Assessment for the Production of Petalite Concentrate from the Separation Rapids Lithium Deposit, Kenora, Ontario

99.2	Consent of Qualified Person - Richard Gowans

99.3	Consent of Qualified Person - Christopher Jacobs

99.4	Consent of Qualified Person - Bruce Pilcher

99.5	Consent of Qualified Person - Jane Spooner

99.6	Consent of Qualified Person - Steven R. Aiken

99.7	Consent of Qualified Person - Kevin E. Hawton

99.8	Consent of Qualified Person - William Mercer